UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: April 23, 2009**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Section 1	Registrant's Business and Operations

Item 1.01	Entry into a Material Definitive Agreement

On April 23, 2009, Morris Publishing Group, LLC ("Morris Publishing"), as borrower, entered into Waiver No. 5 ("Waiver No. 5"), with JPMorgan Chase Bank, N.A. as Administrative Agent under the Credit Agreement dated as of December 14, 2005 (as amended by Amendment No. 1 thereto, Amendment No. 2 and Waiver thereto, Amendment No. 3 thereto, Amendment No. 4 and Waiver No. 2 thereto, Waiver No. 3 thereto, and Amendment No. 5 and Waiver No. 4 thereto, and as otherwise modified and supplemented and in effect immediately prior to the effectiveness of Waiver No. 5, the "Credit Agreement") between Morris Publishing, Morris Communications Company, LLC ("Morris Communications"), the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. Additional parties to the Waiver include the subsidiary guarantors of Morris Publishing, Morris Communications, MPG Newspaper Holding, LLC ("MPG Holding"), the parent of Morris Publishing, Shivers Trading & Operating Company, the parent of MPG Holding, and Morris Communications Holding Company, LLC, the parent of Morris Communications. The lenders party to the Credit Agreement are JPMorgan Chase Bank, N.A., The Bank of New York, SunTrust Bank, Wachovia Bank, N.A., Bank of America, N.A., General Electric Capital Corporation, Allied Irish Banks, P.L.C., RBS Citizens, N.A., Comerica Bank, US Bank, National Association, First Tennessee Bank, National Association, Webster Bank, National Association, Keybank National Association, Sumitomo Mitsui Banking Corporation, and Mizuho Corporate Bank, Ltd.

The Credit Agreement includes an event of default if Morris Publishing defaults in the payment when due of any principal or interest due on any other indebtedness having an aggregate principal amount of $5,000,000 or more (such as Morris Publishing's $278,478,000 of 7% Senior Subordinated Notes due 2013 (the "Notes")). Morris Publishing failed to pay the $9,746,730 interest payment due February 1, 2009 on the Notes. Waiver No. 5 waives any default that arose from the failure to make such interest payment until 5:00 p.m. New York City time on May 28, 2009, however, the waiver will terminate earlier if Amendment No. 2 to the Forbearance Agreement (described below) is terminated or amended prior to such time or upon other defaults.

Waiver No. 5 also waives any event of default that consists solely of Morris Communications and Morris Publishing failing to deliver by April 16, 2009 consolidated audited financial statements, together with the opinion of independent certified public accountants, with respect to the fiscal year of Morris Communications ending December 31, 2008, provided that such audited financial statements and opinion are delivered prior to 5:00 p.m., New York City time, on April 24, 2009. Morris Communications delivered its audited financial statements and the auditors' opinion to the lenders on April 21, 2009.

Also on April 23, 2009, Morris Publishing and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors, entered into Amendment No. 2 ("Amendment No. 2") to the forbearance agreement dated as of February 26, 2009 (the "Forbearance Agreement") with respect to the indenture relating to the Notes (the "Indenture") between the issuers, the subsidiary guarantors and US Bank Trust, N.A. (as successor to Wachovia Bank, N.A.), as Indenture Trustee, dated as of August 7, 2003. Morris Publishing failed to pay the $9,746,730 interest payment due February 1, 2009 on the Notes (the "Payment Default"). Pursuant to the Forbearance Agreement, the holders, their investment advisors or managers (the "Holders") of over $226,000,000 of outstanding principal amount of the Notes (over 80% of the outstanding Notes), agreed not to take any action during the forbearance period (the "Forbearance Period") as a result of the Payment Default to enforce any of the rights and remedies available to the Holders or the Indenture Trustee under the Indenture or the Notes, including any action to accelerate, or join in any request for acceleration of, the Notes. The Holders also agreed to request that the Indenture Trustee not take any such remedial action with respect to the Payment Default, including any action to accelerate the Notes during the Forbearance Period.

Under the Amendment No. 2, the "Forbearance Period" generally means the period ending at 5:00 p.m. EDT on May 28, 2009 (the "Expiration Time"), but could be terminated earlier for various reasons set forth in the Forbearance Agreement including if the lenders under the Credit Agreement accelerate the maturity of the obligations under the Credit Agreement, if Waiver No. 5 is terminated, upon the occurrence of any other default under the Indenture, or if Morris Publishing files for bankruptcy protection or breaches its covenants under the Forbearance Agreement.

Section 8	Other Events

Item 8.01	Other Events

On April 24, 2009, Morris Publishing issued a press release announcing that it has obtained forbearance until May 28, 2009 with respect to its failure to make the $9,746,730 interest payment on its Senior Subordinated Notes ("Notes"). Holders of more than 80 percent of the outstanding amount of Notes agreed to the forbearance.

The lenders party to the Credit Agreement also agreed to waive until May 28, 2009 the cross default arising from the overdue interest payment on the Notes.

A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **April 24, 2009**   **MORRIS PUBLISHING GROUP, LLC**

                                        By: **/s/ Steve K. Stone**

                                                Steve K. Stone
                                                Senior Vice President and Chief Financial Officer